‖‖‖‖‖‖‖‖‖‖‖‖‖‖

19011269

OMB APPROVAL
OMB Number: 3235-0123
Expires: August 31, 2020
Estimated average burden hours per response......12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-45640

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **07/01/18**_____ AND ENDING **06/30/19**_____

                           MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **KA Associates, Inc.**

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

	FIRM I.D. NO.

1800 Avenue of the Stars, Third Floor

                              (No. and Street)

Los Angeles   **CA**   **90067**

       (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul Stapleton   (310) 284-5520

                                                            (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marcum LLP

                              (Name – *if individual, state last, first, middle name*)

750 Third Avenue, 11th Floor   **New York**   SEC Mail Processing**0017**

    (Address)   (City)   (State)   (Zip Code)

AUG 28 2019

CHECK ONE: **Washington, DC**

[✓] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)   **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**



OATH OR AFFIRMATION

I, Paul Stapleton _____, swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
KA Associates, Inc. _____ , as
of June 30 _____, 20 19 _____, are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

CFO
_____
Title

See attached
_____
Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement
  of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the
  Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of
  consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).**

CALIFORNIA JURAT WITH AFFIANT STATEMENT   **GOVERNMENT CODE § 8202**

☑ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], not Notary)

1 _____

2 _____

3 _____

4 _____

5 _____

6 _____

_____   _____
Signature of Document Signer No. 1   *Signature of Document Signer No. 2 (if any)*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of *Los Angeles*

LISA DORFMAN
Notary Public - California
Los Angeles County
Commission # 2150789
My Comm. Expires May 25, 2020

Place Notary Seal and/or Stamp Above

Subscribed and sworn to (or affirmed) before me

on this _23rd_ day of _August_, 20_19_,
by   Date   Month   Year

(1) _Paul Stapleton_

(and (2) _N/A_),
      Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature _____
          Signature of Notary Public

──────────── OPTIONAL ────────────

Completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: _____

Document Date: _____ Number of Pages: _____

Signer(s) Other Than Named Above: _____

KA Associates, Inc.
Report Pursuant to Rule 17a-5
Statement of Financial Condition
June 30, 2019

KA Associates, Inc.
Index
June 30, 2019



ACCOUNTANTS ▲ ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of
KA Associates, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of KA Associates, Inc. (the "Company") as of June 30, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of June 30, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (the "PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Marcum LLP

Marcum LLP

We have served as the Company's auditor since 2016.

New York, NY
August 23, 2019



MARCUMGROUP
MEMBER

Marcum LLP ▪ 750 Third Avenue ▪ 11th Floor ▪ New York, New York 10017 ▪ Phone 212.485.5500 ▪ Fax 212.485.5501 ▪ marcumllp.com

KA Associates, Inc.
Statement of Financial Condition
Year Ended June 30, 2019

Assets

Cash and cash equivalents	$	184,991
Investment in securities, at fair value		172,008
Receivable from broker-dealer and clearing firm		12,754
Due from related party		1,550
Prepaid expenses		8,506
Clearing deposit at broker		75,000
Deposit with FINRA		12,040
Total Assets	$	466,849

Liabilities and Stockholders' Equity

Liabilities

Due to related party	$	73,663
Payable to broker-dealer and clearing firm		10,501
Total Liabilities		84,164

Stockholders' Equity

Common stock, no par value; authorized, issued and outstanding 7,225 shares		219,285
Retained earnings		163,400
Total Stockholders' Equity		382,685
Total Liabilities and Stockholders' Equity	$	466,849

The accompanying notes are an integral part of this financial statement.

1. **Nature of Operations and Summary of Significant Accounting Policies**

   Nature of Operations
   KA Associates, Inc. (the "Company") is a corporation organized under the laws of the state of Nevada on January 25, 1993. The Company is a registered broker-dealer under the Securities Exchange Act of 1934. The Company operates under a membership agreement with the Financial Industry Regulatory Authority ("FINRA") and is a member of the Securities Investor Protection Corporation ("SIPC"). The Company is an introducing broker dealer and clears its securities transactions on a fully disclosed basis with a clearing broker. The Company does not carry security accounts for customers or perform custodial functions related to customer securities.

   Basis of Presentation
   The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

   Cash, Cash Equivalents, and Restricted Cash
   The Company maintains its cash balance with National Financial Services LLC ("NFS"), a broker-dealer and clearing firm. This balance is insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. At times, cash balances may be in excess of Federal Deposit Insurance Corporation Insurance limits.

   The Company is required to maintain a clearing deposit account pursuant to its securities clearance agreement with NFS. The required deposit is subject to increase based on changes in the mix of securities transactions executed by the Company's customers. At June 30, 2019, the cash deposit required was $75,000.

   The Company also holds cash in a flex-funding account at FINRA for filing fees and other FINRA related charges.

   Receivable from Broker-Dealer and Clearing Firm
   Receivable from broker-dealer and clearing firm represents commissions earned by the Company from brokerage transactions not yet received from the clearing broker. No allowance was deemed necessary as of June 30, 2019 since the Company has determined all receivables from broker-dealer and clearing firm to be collectible.

   Revenue Recognition
   In May 2014, FASB ASU 2014-09 – Revenue from Contracts with Customers (Topic 606), which supersedes previous revenue recognition guidance, including most industry-specific guidance. The core principle of the new guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration the entity to which the entity expects to be entitled in exchange for those goods or services. This may require the use of more judgment and estimates to recognize the revenue expected as an outcome of each specific performance obligation. Additionally, this guidance requires the disclosure of the nature, amount and timing of revenue arising from contracts to aid in the understanding of the users of financial statements.

   The Company adopted the new revenue standard on July 1, 2018 using the modified retrospective approach. The Company performed an assessment of its revenue contracts and has not identified any material changes to the timing or amount of its revenue recognition under ASU 2014-09. The Company's accounting policies did not change materially as a result of applying the principles of

KA Associates, Inc.
Notes to Financial Statement
June 30, 2019

revenue recognition from ASU 2014-09 and are largely consistent with existing guidance and current practices applied by the Company. There is no cumulative-effect adjustment to retained earnings at July 1, 2018.

The new revenue standard does not apply to revenue associated with financial instruments, including marketable and non-marketable securities, and as a result, did not have an impact on the elements of the Company's financial statements most closely associated with financial instruments, including realized and unrealized gains and losses, money market waiver rebates, interest sharing revenue, and dividends income.

Use of Estimates

The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

2.   **Fair Value Measurements**

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. A fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs are to be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

At June 30, 2019, the Company holds an investment in securities, which is recorded at fair value with changes in fair value included in net change in unrealized depreciation on investment in securities on the accompanying Statement of Operations. The investment is classified as a Level 1 common stock asset and had a fair market value of $172,008 at June 30, 2019.

KA Associates, Inc.
Notes to Financial Statement
June 30, 2019

3.   **Off Balance Sheet Risk, Concentration Risk, and Regulatory Risk**

The Company's customers' securities transactions are introduced on a fully-disclosed basis to its clearing broker. The clearing broker carries all of the Company's customers' money balances and long and short security positions and is responsible for collection and payment of funds and receipt and delivery of securities relative to customer transactions. These transactions may expose the Company to off-balance-sheet risk, wherein, pursuant to the clearance agreement between the Company and its clearing broker, the clearing broker may charge the Company for any losses it incurs in the event that customers may be unable to fulfill their contractual commitments and margin requirements are not sufficient to fully cover losses. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. The Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and ensure that customer transactions are executed properly by the clearing broker which is subject to the credit risk of the clearing broker. Additionally, in accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the customers' accounts. The Company maintains its cash balance with its clearing broker. The Company is subject to the counterparty risk to the extent that its clearing broker is unable to fulfill contractual obligations on its behalf. The Company's management monitors the financial condition of its clearing broker and does not anticipate any losses from this counterparty.

The Company is required to be compliant with FINRA and Securities and Exchange Commission ("SEC") requirements on an ongoing basis and is subject to multiple operating and reporting requirements to which all broker-dealer entities are subject. If the Company fails to comply with regulatory requirements, it could be subject to loss of its licenses and registration and/or economic penalties.

The Company, as a registered broker-dealer, is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1, and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At June 30, 2019, the Company's net capital was $306,814, which was $301,203 in excess of its minimum requirement of $5,611, and the Company's percentage of aggregate indebtedness to net capital was 27.4%.

The Company is subject to SEC Rule 17a-5(d). This rule requires the Company to file its annual audited financial statements and certain supporting schedules with the SEC.

The Company is also required, pursuant to its securities clearance agreement with NFS, to maintain net capital in an amount which is the greater of the Company's net capital requirement as calculated in accordance with Uniform Net Capital Rule 15c3-1 or an amount determined in the sole discretion of NFS, within its reasonable business judgment. At June 30, 2019, the minimum net capital required by NFS was $150,000 and the Company's net capital in excess of its requirement with NFS was $156,814.

5

KA Associates, Inc.
Notes to Financial Statement
June 30, 2019

4. **Related-Party Transactions**

The Company is charged an allocation of expenses related to personnel, office facilities and equipment, and other general operating services that are borne by KACALP, an affiliate of the Company by virtue of common control.

The Company holds shares in a closed-end fund that is managed by a subsidiary of KACALP. The fair value of the investment was $172,008 as of June 30, 2019.

The Company may participate as a selling group member on a best efforts basis and cannot act or be identified as acting in a firm commitment underwriting in any capacity in a secondary offering of KACALP related closed-end funds or initial public offering of a KACALP private equity portfolio company. For the shares that it places, the Company earns syndication revenue.

KACALP also reimburses the Company for private placement fees. The clearing broker charges the Company fees for recording customers' initial investment in KACALP private limited partnerships. Fees are also charged on all subsequent contributions and withdrawals. As of year-end, the Company has a receivable of $1,550 for private placement fees from KACALP for the year ended June 30, 2019.

5. **Exemption From Rule 15c3-3(k)(2)(ii)**

The Company is claiming exemption from the Securities and Exchange Commission Rule 15c3-3(k)(2)(ii) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

6. **Subsequent Events**

The Company has evaluated the effects of events that have occurred subsequent to June 30, 2019 through August 23, 2019, the date this financial statement was approved by management and available for issuance. During this period, there have been no material events or transactions that would require recognition or disclosure in this financial statement.